Exhibit 1
All references to “our,” “STATS ChipPAC,” the “Company” or “STATS” prior to the consummation of the merger are to STATS ChipPAC Ltd. and its consolidated subsidiaries. This quarterly report on Form 6-K contains forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “plan,” “target,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue” or the negative of these terms or other comparable terminology. These statements are only predictions and speak only as of the date of this report. These forward-looking statements are based on our current expectations and involve a number of risks and uncertainties that could cause actual events or results to differ materially from those described in the report. Factors that could cause actual results to differ include general business and economic conditions and the state of the semiconductor industry; level of competition; demand for end-use applications products such as communications equipment and personal computers; reliance on a small group of principal customers; decisions by customers to discontinue outsourcing of test and packaging services; continued success in technological innovations; availability of financing; delays in acquiring or installing new equipment; our substantial level of indebtedness; potential impairment charges; ability to develop and protect our intellectual property; intellectual property rights disputes and litigation; capacity utilization; limitations imposed by our financing arrangements which may limit our ability to maintain and grow our business; pricing pressures including declines in average selling prices; changes in customer order patterns; shortages in supply of key components; disruption of our operations; loss of key management or other personnel; defects or malfunctions in our testing equipment or packages; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; significant ownership by Temasek Holdings (Private) Limited (Temasek Holdings) that may result in conflicting interests with Temasek Holdings and our affiliates; our ability to successfully integrate the operations of former STATS and ChipPAC and their employees; labor union problems in South Korea; uncertainties of conducting business in China; unsuccessful acquisitions and investments in other companies and businesses; and other risks described from time to time in the Company’s SEC filings, including its annual report on Form 20-F dated February 28, 2006. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
Since the beginning of fiscal 2005, we employed quarterly and fiscal year reporting periods that end on the Sunday nearest to each calendar quarter or calendar year, as the case may be. Our first quarter of 2006 ended on March 26, 2006, while our first quarter of 2005 ended on March 27, 2005. For ease of presentation, our first quarter of 2006 and 2005 have been presented as ending on March 31, 2006 and 2005, respectively. References to “US GAAP” are to Generally Accepted Accounting Principles as practiced in the United States of America and references to “$” are to the lawful currency of the United States of America.

STATS CHIPPAC LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
In thousands of U.S. Dollars (except per share data)

	December 31,	March 31,
	2005	2006
		(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$224,720	$125,631
Short-term marketable securities	17,648	45,030
Accounts receivable, net	240,990	272,118
Amounts due from affiliates	6,810	6,746
Other receivables	11,336	13,485
Inventories	79,483	107,597
Prepaid expenses and other current assets	26,727	59,031

Total current assets	607,714	629,638
Long-term marketable securities	17,803	17,610
Property, plant and equipment, net	1,107,031	1,186,521
Intangible assets	72,780	60,072
Goodwill	522,625	522,625
Prepaid expenses and other non-current assets	65,429	60,750

Total assets	$2,393,382	$2,477,216

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts and other payables	$136,058	$201,754
Payables related to property, plant and equipment purchases	79,425	70,706
Accrued operating expenses	96,932	94,974
Income taxes payable	2,235	2,941
Short-term borrowings	16,891	13,945
Amounts due to affiliates	62	73
Current obligations under capital leases	7,091	7,171
Current installments of long-term debts	18,651	56,544

Total current liabilities	357,345	448,108
Obligations under capital leases, excluding current installments	3,680	1,857
Long-term debts, excluding current installments	775,425	738,386
Other non-current liabilities	66,611	70,630

Total liabilities	1,203,061	1,258,981
Minority interest	48,669	52,401
Share capital:
Ordinary shares — 2005: Authorized 3,200,000,000 shares, par value S$0.25; 2006: Unlimited shares with no par value; Issued ordinary shares —1,976,292,025 and 1,987,071,782, respectively	303,052	1,830,281
Additional paid-in capital	1,517,118	—
Accumulated other comprehensive loss	(8,572)	(6,517)
Accumulated deficit	(669,946)	(657,930)

Total shareholders’ equity	1,141,652	1,165,834

Total liabilities and shareholders’ equity	$2,393,382	$2,477,216

STATS CHIPPAC LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
In thousands of U.S. Dollars (except per share data)
(Unaudited)

	Three Months Ended
	March 31,
	2005	2006

Net revenues	$234,146	$385,709
Cost of revenues	(209,748)	(309,116)

Gross profit	24,398	76,593

Operating expenses:
Selling, general and administrative	32,246	39,711
Research and development	5,942	6,973
Restructuring charges	830	—

Total operating expenses	39,018	46,684

Operating income (loss)	(14,620)	29,909

Other income (expense), net:
Interest income	1,190	1,761
Interest expense	(10,637)	(11,457)
Foreign currency exchange loss	(391)	(9)
Other non-operating income (expense), net	(1,544)	275

Total other income (expense), net	(11,382)	(9,430)

Income (loss) before income taxes	(26,002)	20,479
Income tax expense	(1,139)	(5,918)

Income (loss) before minority interest	(27,141)	14,561
Minority interest	22	(2,545)

Net income (loss)	$(27,119)	$12,016

Basic and diluted net income (loss) per ordinary share	$(0.01)	$0.01
Basic and diluted net income (loss) per ADS	$(0.14)	$0.06

Ordinary shares (in thousands) used in per ordinary share calculation:
— basic	1,948,396	1,981,209
— diluted	1,948,396	2,155,584
ADS (in thousands) used in per ADS calculation:
— basic	194,840	198,121
— diluted	194,840	215,558

STATS CHIPPAC LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
In thousands of U.S. Dollars
(Unaudited)

	Three Months Ended
	March 31,
	2005	2006
Cash Flows From Operating Activities
Net income (loss)	$(27,119)	$12,016
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	60,644	68,989
Amortization of leasing prepayments	6,542	4,368
Debt issuance cost amortization	526	531
Loss on sale of property, plant and equipment	7	191
Accretion of discount on convertible notes	2,633	1,624
Loss from repurchase and redemption of convertible notes	1,653	—
Foreign currency exchange (gain) loss	(146)	105
Share-based compensation expense	275	4,445
Deferred income taxes	1,094	5,101
Minority interest in income (loss) of subsidiary	(22)	2,545
Others	9	1,017
Changes in operating working capital:
Accounts receivable	(16,881)	(31,128)
Amounts due from affiliates	(3,260)	64
Inventories	6,741	(28,114)
Other receivables, prepaid expenses and other assets	(244)	(4,146)
Accounts payable, accrued operating expenses and other payables	15,278	35,487
Amounts due to affiliates	(7)	11

Net cash provided by operating activities	47,723	73,106

Cash Flows From Investing Activities
Proceeds from sales of marketable securities	$5,721	$6,072
Proceeds from maturity of marketable securities	787	—
Purchases of marketable securities	(6,663)	(33,183)
Acquisition of intangible assets	(629)	(2,070)
Purchases of property, plant and equipment	(44,649)	(141,574)
Others, net	659	1,617

Net cash used in investing activities	(44,774)	(169,138)

Cash Flows From Financing Activities
Repayment of short-term debts	$(3,519)	$(12,496)
Repayment of long-term debts	(4,778)	(2,283)
Proceeds from issuance of shares, net of expenses	3,492	5,666
Repurchase and redemption of convertible notes	(167,263)	—
Proceeds from bank borrowings	102,603	9,526
Increase in restricted cash	—	(2,372)
Capital lease payments	(2,159)	(1,743)

Net cash used in financing activities	(71,624)	(3,702)

Net decrease in cash and cash equivalents	(68,675)	(99,734)
Effect of exchange rate changes on cash and cash equivalents	88	645
Cash and cash equivalents at beginning of the period	227,509	224,720

Cash and cash equivalents at end of the period	$158,922	$125,631

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months Ended March 31, 2006
(Unaudited)

Note 1:	Interim Statements
     The accompanying unaudited condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). In the opinion of management of STATS ChipPAC Ltd. (“STATS ChipPAC” or the “Company,” or “STATS” prior to the consummation of the merger), the accompanying unaudited condensed consolidated financial statements contain all adjustments (consisting solely of normal recurring adjustments) necessary to present fairly the financial information included therein. This financial data should be read in conjunction with the audited consolidated financial statements and related notes thereto for the year ended December 31, 2005 included in STATS ChipPAC’s 2005 Annual Report on Form 20-F. The accompanying unaudited condensed consolidated financial statements include the accounts of STATS ChipPAC and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.
     The Company predominantly utilizes the U.S. Dollar as its functional currency. The Company’s Taiwan subsidiary, Winstek Semiconductor Corporation (“Winstek”), designates the New Taiwan Dollar as its functional currency. Where the functional currency is other than the Company’s U.S. Dollar reporting currency, it is translated into U.S. Dollars using exchange rates prevailing at the period end for assets and liabilities and average exchange rates for the reporting period for the results of operations. Adjustments resulting from translation of such foreign subsidiary financial statements are reported within accumulated other comprehensive income (loss), which is reflected as a separate component of shareholders’ equity.
     On August 5, 2004, STATS and ChipPAC, Inc. (“ChipPAC”) consummated the merger and ChipPAC became a wholly-owned subsidiary of STATS. In the merger, former ChipPAC stockholders received 0.87 American Depositary Shares of STATS for each share of ChipPAC Class A common stock, par value $0.01 per share (the “ChipPAC Class A common stock”), owned by such stockholder. Subsequent to the merger, STATS was renamed STATS ChipPAC Ltd.
     In 2005, a subsidiary, STATS ChipPAC, Inc. (formerly known as ST Assembly Test Services, Inc.) was merged into ChipPAC. The surviving entity was renamed STATS ChipPAC, Inc.
     In 2005, Winstek issued 10,555,556 shares of its capital stock, par value NT$10, in a public offering at an offering price of NT$12.80 per share. The shares of Winstek are listed on the Taiwan over-the-counter securities market. The Company recognized the gain of $0.06 million on the resulting dilution of interest within shareholders’ equity. The Company owned approximately 52% of Winstek as of March 31, 2006.
     Certain reclassifications have been made to prior period amounts to conform with classifications used in the current quarter.
     The results of operations for interim periods are not necessarily indicative of the results of operations that may be expected for any other period or the fiscal year that ends on the Sunday nearest to each calendar month or calendar year of that period, as the case may be. The first quarter of 2006 ended on March 26, 2006, while the first quarter of 2005 ended on March 27, 2005. For ease of presentation, our interim periods for the first quarter of 2006 and 2005 have been presented as ending on March 31, 2006 and 2005, respectively.
Recent Accounting Pronouncements
     In November 2004, the FASB issued SFAS No. 151, “Inventory Costs, an amendment of ARB No. 43, Chapter 4” (“SFAS 151”). SFAS 151 requires certain abnormal expenditures to be recognized as expenses in the current period. It also requires that the amount of fixed production overhead allocated to inventory be based on the normal capacity of the production facilities. The standard is effective for the fiscal year beginning January 1, 2006. The adoption of SFAS No. 151 did not have a material effect on the Company’s consolidated financial statements.
     In December 2004, the FASB issued SFAS No. 123(R), “Share-Based Payment” (“SFAS 123(R)”). This statement revises SFAS No. 123, “Accounting for Stock-Based Compensation,” amends SFAS No. 95, "Statement of Cash Flows,” and supersedes APB No. 25, “Accounting for Stock Issued to Employees.” SFAS 123(R) requires companies to apply a fair-value based measurement method in accounting for share-based payment transactions with employees and to record compensation expense for all share awards granted, and to awards modified, repurchased or cancelled after the required effective date. In addition, companies are required to record compensation expense (as previous awards continue to vest) for the unvested portion of previously granted awards that remain outstanding at the date of adoption. SFAS 123(R) is effective for annual periods beginning after June 15, 2005, which is the Company’s first quarter of fiscal 2006. In March 2005, the Securities and Exchange Commission released SEC Staff Accounting Bulletin No. 107, Share-Based Payment (“SAB 107”). SAB 107 provides the SEC staff position regarding the application of SFAS 123(R). SAB 107 contains interpretive guidance related to the interaction between SFAS 123(R) and certain SEC rules and regulations, as well as provides the staff’s views regarding the valuation of share-based payment arrangements for public companies. SAB 107 also highlights the importance of disclosures made related to the accounting for share-based payment transactions.
     The adoption of SFAS 123(R) had a material impact on our consolidated financial statements for the three months ended March 31, 2006, and is expected to continue to materially impact our financial statements in the foreseeable future. See note below for more information on the impact of the adoption of SFAS 123(R).
     In May 2005, the FASB issued Statement No. 154, “Accounting Changes and Error Corrections” (“SFAS 154”). SFAS 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle. It also requires that the new accounting principle be applied to the balances of assets and liabilities as of the beginning of the earliest period for which retrospective application is practicable and that a corresponding adjustment be made to the opening balance of retained earnings for that period rather than being reported in an income statement. The statement will be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.
     In September 2005, the FASB ratified Emerging Issues Task Force Issue No. 04-13, “Accounting for Purchases and Sales of Inventory with the Same Counterparty” (“EITF 04-13”). EITF 04-13 discusses whether inventory purchase and sales transactions with the same counterparty that are entered into in contemplation of one another should be combined and treated as a nonmonetary exchange and addresses (a) under what circumstances should two or more transactions with the same counterparty (counterparties) be viewed as a single nonmonetary transaction within the scope of APB Opinion No. 29, “Accounting for Nonmonetary Transactions” (“APB 29”) and SFAS No. 153, “Exchanges of Nonmonetary Assets, an Amendment of APB 29” (“SFAS 153”) and (b) if nonmonetary transactions within the scope of APB 29 and SFAS 153 involve inventory, are there any circumstances under which the transactions should be recognized at fair value. The pronouncement is effective for new inventory arrangements entered into, or modifications or renewals of existing inventory arrangements occurring in interim or annual reporting periods beginning after March 15, 2006. The Company does not expect that this pronouncement will have a material effect on its financial statements.
Share-Based Compensation
     The Company adopted the provisions of SFAS 123(R) on January 1, 2006, which requires the measurement of share-based compensation expense for all share-based payment awards made to employees and directors including employee share options and employee share purchases right based on estimated fair value. Prior to January 1, 2006, the Company measured share-based employee compensation expense in accordance with the intrinsic method of APB No. 25, Accounting for Stock Issued to Employees” (“APB 25”), and its related interpretations, and includes pro forma information in accordance with SFAS No. 123, “Accounting for Stock-Based Compensation,” (“SFAS 123”) as amended by SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure.” In the Company’s pro forma information, the Company accounted for forfeitures as they occurred.
     The Company has elected to adopt the modified-prospective transition method permitted by SFAS 123(R) and accordingly prior periods have not been restated to reflect, and do not include, the impact of SFAS 123(R). The modified-prospective transition method requires that share-based compensation expense be recorded for (a) any share-based payments granted through, but not yet vested as of December 31, 2005 based on the grant-date fair value estimated in accordance with the pro forma provisions of SFAS 123, and (b) any share-based payments granted subsequent to December 31, 2005, based on the grant-date fair value estimated, and adjusted for estimated forfeitures. For share option awards, the Company continued to recognize compensation expense on a graded vesting basis over the requisite service period of the award. The impact of recording share-based compensation expense related to share options and employee share purchase rights as a result of the adoption of SFAS 123(R) was as follows (in thousands):

Three Months
Ended
March 31,
2006
Cost of revenues	$1,514
Selling, general and administrative	2,470
Research and development	461

$4,445

     As a result of adopting SFAS 123(R), the Company’s net income for the three months ended March 31, 2006 was $4.3 million lower than if it had continued to account for share-based compensation under APB 25. If the Company had not adopted SFAS 123(R), both basic and diluted earnings per share for the three months ended March 31, 2006 would have been $0.01 as compared to reported basic and diluted earnings per share of $0.01. This is equivalent to $0.08 and $0.06 per ADS, respectively.
     The Company estimates the grant-date fair value of share options and employee share purchase rights using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model incorporates various and highly subjective assumptions including expected volatility, expected term and interest rates. The expected volatility is based on the implied volatility and trading history of the Company’s shares over the most recent period that commensurate with the estimated expected term of the Company’s share options. The estimated term of the Company’s share options is derived from the historical experience. Estimates of fair value are not intended to predict actual future events or the value ultimately realized by persons who receive equity awards.
     SFAS 123(R) requires the cash flows resulting from the tax benefits for tax deductions in excess of the compensation expense recorded for those options (excess tax benefits) to be classified as financing cash flows. For the three months ended March 31, 2006, the windfall tax benefit realized from exercised employee share options was insignificant.
     The following table illustrates the pro forma amounts (in thousands, except per ordinary share and per ADS data) if the Company had applied the fair value recognition provisions of SFAS 123 to share-based compensation for the three months ended March 31, 2005:

Three Months
Ended
March 31,
2005
Net loss as reported	$(27,119)
Add: Total share-based employee compensation expenses included in reported net income, net of related tax effects	275
Deduct: Total share-based employee compensation expenses determined under fair value method for all awards, net of related tax effects	(6,368)

Pro forma net loss	$(33,212)

Basic and diluted net loss per share:
As reported	$(0.01)
Pro forma	$(0.02)

Basic and diluted net loss per ADS:
As reported	$(0.14)
Pro forma	$(0.17)
     The assumptions used to estimate the fair value of share options granted and employee share purchase rights for the three months ended March 31, 2005 and 2006 are as follows:

	Share Options		Employee Share Purchase Plan
	Three Months Ended		Three Months Ended
	March 31,		March 31,
	2005	2006	2005	2006
Expected term	9 years	7 years	0.5 years	0.5 years
Dividend yield	0.0%	0.0%	0.0%	0.0%
Risk free interest rate	2.9%	3.2%	1.6%	2.7%
Weighted average volatility	57.1%	52.1%	41.0%	35.4%
     As of March 31, 2006, there was $14.0 million of unrecognized share-based compensation expenses related to approximately 53.6 million of unvested share option awards net of $0.8 million of estimated share option award forfeitures. This cost is expected to be recognized over a weighted-average period of 2.5 years.

     The following table summarizes share option activity for the three months ended March 31, 2006:

		Weighted
		Average	Aggregate
	Options	Exercise Price	Intrinsic Value
	(In thousands)		(In thousands)
Options outstanding at December 31, 2005	124,175	$1.01
Granted	410	0.68
Lapsed and forfeited	(3,635)	1.24
Exercised	(809)	0.33

Options outstanding at March 31, 2006	120,141	1.01	$11,594

Exercisable at March 31, 2006	66,552	1.24	$6,103
     The aggregate intrinsic value in the table above is based on the difference between the market price and the price payable by option holders to exercise their options. During the three months ended March 31, 2006, the total amount of cash received from the exercise of share options was $0.3 million.
     The following table summarizes information about share options outstanding at March 31, 2006:

	Options Outstanding			Options Exercisable
		Weighted			Weighted
		Average	Weighted		Average	Weighted
Range of	Number	Remaining	Average	Number	Remaining	Average
Exercise	Outstanding at	Contractual	Exercise	Exercisable at	Contractual	Exercise
Prices	3/31/2006	Life	Price	3/31/2006	Life	Price
	(In thousands)			(In thousands)
$0.14 to $0.15	130	3.6 years	$0.15	130	3.6 years	$0.15
$0.21 to $0.29	11,592	6.5 years	$0.27	8,977	6.4 years	$0.26
$0.32 to $0.47	4,827	5.0 years	$0.43	4,756	5.0 years	$0.43
$0.53 to $0.89	61,108	8.0 years	$0.69	18,933	6.4 years	$0.79
$0.91 to $1.09	1,760	6.4 years	$0.96	1,154	5.6 years	$0.97
$1.16 to $1.66	32,168	6.1 years	$1.37	24,046	5.8 years	$1.42
$2.01 to $2.61	3,115	3.7 years	$2.06	3,115	3.7 years	$2.06
$3.99	5,441	4.1 years	$3.99	5,441	4.1 years	$3.99

	120,141	6.9 years		66,552	5.8 years

     Total grant-date fair value of share options that vested during the three months ended March 31, 2006 was $6.2 million and the total intrinsic value of share options exercised during the three months ended March 31, 2006 was $0.3 million.
Share Repurchase Program
     The Companies (Amendment) Act 2005 of Singapore was made effective on January 30, 2006. As a result of these amendments, a Singapore company can now repurchase shares out of capital, as well as from distributable profits and ordinary shares repurchased by a company can be held by that company as treasury shares instead of being cancelled. In light of these amendments, the implementation of a share repurchase program and the amendment of the employee share plans were contemplated to, among other things, allow the Company the flexibility to deliver repurchased ordinary shares held in treasury (instead of issuing new shares) to eligible plan participants.
     At the annual general meeting in April 2006, the Company’s shareholders approved the repurchase of up to 50 million ordinary shares (2.5% of the issued ordinary share capital as of the date of the annual general meeting). The approved amount for share repurchases under this shareholders’ mandate will terminate on the earlier of the date on which the next annual general meeting is held or the date which the approval is revoked or varied.
Share Options and Incentive Plans
     In April 2006, the Company’s shareholders authorized the Company to issue restricted share units of the Company in respect of ordinary shares of the Company and grant performance shares under the STATS ChipPAC Ltd. Restricted Share Plan (“RSP”) and the STATS ChipPAC Ltd. Performance Share Plan (“PSP”), respectively.
     STATS ChipPAC RSP. Under the RSP, the Company is permitted to grant Restricted Share Units (“RSUs”) to eligible participants. The RSP is intended to replace the STATS ChipPAC Ltd. Share Option Plan, as amended, by 2007. The RSUs are share awards that entitle the grantee to ordinary shares of the Company as the award vests in accordance with a schedule determined by the Board of Directors. The unvested portions of the RSUs are generally subject to forfeiture if employment terminates prior to vesting. A grantee of RSU have no rights as a shareholder with respect to any ordinary shares covered by the RSP until such ordinary shares have been issued or transferred pursuant to the terms of the RSP.

     STATS ChipPAC PSP. The PSP is intended to supplement the Company’s long term compensation strategy of senior level employees, under which the number of ordinary shares ultimately received by the employee depends on Company’s performance against specified targets over a period of time to be determined by the Board of Directors. The ordinary shares covered by a grant under the PSP shall vest in accordance with a schedule determined by the Board of Directors. A grantee of any ordinary shares under the PSP have no rights as a shareholder with respect to any ordinary shares covered by the grantee’s PSP award until such ordinary shares have been issued or transferred pursuant to the terms of the PSP.
     The number of ordinary shares that may be issued under the STATS ChipPAC RSP and the STATS ChipPAC PSP may not exceed, in the aggregate, 50 million and 15 million ordinary shares of the Company, respectively.
     STATS ChipPAC Ltd. Share Option Plan, as amended (“STATS ChipPAC Option Plan”). In April 2006, the shareholders approved the resolution to limit the aggregate number of ordinary shares that may be issued under the STATS ChipPAC Option Plan to not exceed 198 million ordinary shares (subject to adjustment under the plan), including the 80 million ordinary shares subject to the STATS ChipPAC Ltd. Substitute Purchase and Option Plan (“Substitute Option Plan”) and STATS ChipPAC Ltd. Substitute Equity Incentive Plan (the “Substitute EIP”). The purpose of the STATS ChipPAC Option Plan is to offer selected individuals an opportunity to acquire or increase an ownership interest in the Company through the grant of options to purchase ordinary shares. Options granted under the STATS ChipPAC Option Plan may be either nonqualified options or incentive stock options intended to qualify under Section 422 of the United States Internal Revenue Code. The options typically vest over a four-year period. Option periods may not exceed 10 years from the date of grant.
     STATS ChipPAC Ltd. Employee Share Purchase Plan 2004 (“ESPP”). In April 2006, changes to the terms of the ESPP were approved by the shareholders. The Company eliminated the provision that the purchase price of the shares to be purchased under the ESPP be determined on the lower of the fair market value at the beginning or the end of the specified purchase period, and instead of providing for a 15% discount on the purchase price, the Company may match up to 20% of the contributions of the ESPP participants by transferring or issuing shares or providing cash contribution for the purchase of shares. The employees may acquire unissued shares, existing shares (including treasury shares) or shares acquired on the open market. As a result of these changes, the ESPP no longer qualifies under Section 423 of the United States Internal Revenue Code. The maximum aggregate of ordinary shares that may be issued under the ESPP has been revised to not exceed 92 million ordinary shares of the Company.
Other Comprehensive Income (Loss)
     The components of accumulated other comprehensive loss on December 31, 2005 and March 31, 2006 comprised the following (in thousands):

	December 31,	March 31,
	2005	2006

Currency translation loss	$8,320	$7,097
Unrealized gain on hedging instruments	(775)	(1,837)
Unrealized loss on available-for-sale marketable securities	1,027	1,257

	$8,572	$6,517

     Comprehensive income (loss) for the three months ended March 31, 2005 and 2006 were as follows (in thousands):

	Three Months Ended
	March 31,
	2005	2006

Net income (loss)	$(27,119)	$12,016
Other comprehensive income (loss):
Unrealized loss on available-for-sale marketable securities	(389)	(230)
Unrealized gain on hedging instruments	1,706	1,839
Realized gain on hedging instruments included in net income (loss)	(1,119)	(777)
Foreign currency translation adjustment	(611)	1,223

Comprehensive income (loss)	$(27,532)	$14,071

Hedging Instruments
     The Company records all derivatives as either assets or liabilities in the consolidated financial statements and measures those instruments at fair value. Changes in fair values of derivative financial instruments will be reported in earnings or other comprehensive income depending on whether it qualifies for hedge accounting. The accounting for gains and losses associated with changes in the fair value of the derivatives and the effect on the consolidated financial statements will depend on the derivatives’ hedge designation and whether the hedge is highly effective in achieving offsetting changes in the fair values of cash flows of the assets or liabilities hedged.
     The Company has a series of foreign currency forward contracts with total contract value of approximately $35 million to hedge the operating expenses denominated in Singapore Dollars, South Korean Won and Malaysia Ringgit in order to limit the fluctuations in these foreign currency exchange rates against the U.S. Dollar. All forward contracts qualify for hedge accounting as defined by SFAS 133. At March 31, 2006, the Company had realized and unrealized gain of $0.8 million and $1.8 million, respectively, on its foreign currency forward contracts.

Note 2:	Selected Balance Sheet Accounts
     The components of inventories were as follows (in thousands):

	December 31,	March 31,
	2005	2006
Raw materials	$63,079	$93,575
Work-in-progress	15,727	13,293
Finished goods	677	729

	$79,483	$107,597

     Prepaid expenses and other current assets consist of the following (in thousands):

	December 31,	March 31,
	2005	2006
Leasing prepayments	$10,054	$6,992
Other prepayments and assets	9,543	42,768
Deferred income tax assets	1,425	483
Loans to vendors	5,329	5,329
Fixed deposits pledged for bank loans	376	3,459

	$26,727	$59,031

     Prepaid expenses and other non-current assets consist of the following (in thousands):

	December 31,	March 31,
	2005	2006
Leasing prepayments	$2,623	$1,317
Deferred income tax assets	38,879	36,941
Fixed deposits pledged for bank loans	2,232	1,521
Other deposits	289	286
Loans to vendors	8,441	7,109
Debt issuance cost, net of accumulated amortization of $3,026 and $3,557	10,895	10,364
Others	2,070	3,212

	$65,429	$60,750

     Included in current and non-current loan to vendors are amounts of $5.0 million and $15.0 million extended by the Company in June 2003 and January 2004, respectively, to a vendor to secure a specified minimum quantity of substrates up to December 2008. The loans are interest-free and are collateralized by equipment purchased by the loan monies, mortgage on the factory of the vendor and 2,400 shares of the vendor. The loans of $5.0 million and $15.0 million are repayable by quarterly installments of $0.4 million and $0.9 million up to June 2007 and December 2008, respectively. During the three months ended March 31, 2006, $1.3 million was repaid.
     Property, plant and equipment consist of the following (in thousands):

	December 31,	March 31,
	2005	2006

Cost:
Freehold land	$5,857	$5,993
Land and land use rights	19,864	19,864
Buildings, mechanical and electrical installation	170,206	183,581
Equipment	1,660,504	1,780,094

Total cost	$1,856,431	$1,989,532
Total accumulated depreciation	$(749,400)	$(803,011)

Property, plant and equipment, net	$1,107,031	$1,186,521

     Intangible assets consist of the following (in thousands):

	December 31, 2005			March 31, 2006
	Gross	Accumulated	Net	Gross	Accumulated	Net
	Assets	Amortization	Assets	Assets	Amortization	Assets
Tradenames	$7,700	$(1,558)	$6,142	$7,700	$(1,833)	$5,867
Technology and intellectual property	32,000	(4,533)	27,467	32,000	(5,333)	26,667
Customer relationships	99,300	(70,338)	28,962	99,300	(82,751)	16,549
Software, licenses and others	18,528	(8,319)	10,209	20,565	(9,576)	10,989

	$157,528	$(84,748)	$72,780	$159,565	$(99,493)	$60,072

     Amortization expense for intangible assets is summarized as follows (in thousands):

	Three Months Ended
	March 31,
	2005	2006

Tradenames	$275	$275
Technology and intellectual property	800	800
Customer relationships	12,413	12,413
Software, licenses and others	1,141	1,245

	$14,629	$14,733

     Intangible assets are generally being amortized over estimated useful lives of two to ten years. Estimated future amortization expense is summarized as follows (in thousands):

April 1, 2006 to December 31, 2006	$22,227
2007	6,965
2008	6,439
2009	5,658
2010	4,715
Thereafter	14,068

Total	$60,072

Note 3:	Lines of Credit and Other Borrowings
     As of March 31, 2006, the Company’s total debt outstanding consisted of $817.9 million of borrowings, which included $150.0 million of 7.5% senior notes due 2010, $215.0 million of 6.75% senior notes due 2011, $31.5 million of 1.75% convertible notes due 2007, $115.0 million of zero coupon convertible notes due 2008, $50.0 million of 8.0% convertible subordinated notes due 2011, $150.0 million of 2.5% convertible subordinated notes due 2008, and other long-term and short-term borrowings.
     The Company has lines of credit with Cho Hung Bank, Hana Bank and the National Agricultural Cooperation Federation Bank in South Korea with credit limits of $25.0 million, $5.0 million and $14.0 million, respectively. The line of credit bore interest at rates ranging from 4.3% to 5.9% per annum, respectively, during the three months ended March 31, 2006. As of March 31, 2006, $10.0 million was borrowed against these lines of credit and $34.0 of unutilized facilities were available. The agreements for these facilities are subject to an annual review by the lenders for their continued use.
     The Company has a line of credit with Citibank, N.A. for $20.0 million. As of March 31, 2006, $2.2 million and $0.4 million were utilized in the form of bank guarantees and letters of credit, respectively, against this facility and $17.4 of unutilized facility was available. Interest on any future borrowings under the unutilized facilities will be charged at the bank’s prevailing rate.
     The Company has two separate overdraft lines of credit with Korean Exchange Bank and Cho Hung Bank, with credit limits of 1.0 billion South Korean Won (approximately $1.0 million at March 31, 2006) and 2.0 billion South Korean Won (approximately $2.0 million at March 31, 2006), respectively. During the three months ended March 31, 2006, no borrowings were made against either of these lines of credit. Both agreements are subject to an annual review by Korean Exchange Bank and Cho Hung Bank for the continued use of the credit line facility.
     The Company also has a line of credit with Southern Bank Bhd in Malaysia with a credit limit of $0.5 million per borrowing at the interest rate of 7.0% per annum. It is available for general corporate purposes. During the three months ended March 31, 2006, the Company did not use this line of credit and there was no outstanding balance on this facility.
     The Company’s South Korean subsidiary had in 2004 entered into a master capital lease agreement with a third party to acquire equipment of approximately $20.9 million, of which aggregate principal of $9.0 million was outstanding as of March 31, 2006. Under terms of the agreement, the Company is required to repay monthly installments of approximately $0.2 million for each of the three scheduled equipment purchase over a period of 36 months commencing June 4, 2004, June 29, 2004 and August 6, 2004, respectively.

     The Company has a term loan facility of $15.0 million from Hana Bank, of which $2.8 million was outstanding as of March 31, 2006. The term loan facility bore interest rate of 6.6% to 7.0% per annum. The principal and interest on the loan is repayable in 8 equal quarterly installments commencing November 29, 2006.
     Additionally, Winstek has NT$4.2 billion (approximately $129.0 million at March 31, 2006) of bank and credit facilities from various banks and financial institutions, of which $68.0 million borrowings was outstanding as of March 31, 2006. These credit facilities have varying interest rates ranging from 1.7% to 3.5% per annum and maturities ranging from 2006 through 2009.

Note 4:	Earnings Per Share
     Basic earnings per share (“EPS”) is computed by dividing net income (loss) available to shareholders (numerator) by the weighted average number of ordinary shares outstanding (denominator) during the period. Diluted EPS is computed using the weighted average number of ordinary shares outstanding and dilutive potential ordinary shares from the assumed exercise of options outstanding during the period, if any, using the treasury stock method plus other potentially dilutive securities outstanding, such as convertible notes. Under the treasury stock method, the amount the employee must pay for exercising share options, the amount of compensation cost for future service that the Company has not yet recognized, and the amount of tax benefits that would be recorded in share capital when the award becomes deductible are assumed to be used to repurchase shares. The if-converted method is performed on each convertible note independently to determine the dilutive or anti-dilutive effect of the convertible note. The if-converted method adds back to the net income or loss the associated debt issuance amortization and interest expense, net of tax effect, and divides the resulting adjusted net income or loss by the total weighted average number of ordinary shares including the potentially dilutive ordinary shares assumed by conversion of the convertible note. The number of contingently issuable shares to be included in dilutive EPS computation is based on the number of shares, if any, that would be issuable under the terms of the arrangement if the end of the reporting period were the end of the contingency period assuming the result would be dilutive.
     The Company excluded certain potentially dilutive securities for each period presented from its diluted earnings per share computation because either the exercise price of the securities exceeded the average fair value of the Company’s ordinary shares or the Company had net loss for the period, and therefore these securities were anti-dilutive.
     A summary of the excluded potentially dilutive securities outstanding as of March 31, 2005 and 2006 follows (in thousands):

	Three Months Ended
	March 31,
	2005	2006

Convertible notes	287,999	126,128
Share options	123,301	102,709
     The following is a reconciliation of the numerators and denominators of the basic and diluted EPS computations for the periods presented below (in thousands):

	Three Months Ended
	March 31,
	2005	2006

Net income (loss)	$(27,119)	$12,016
Adjusted net income (loss)	$(27,119)	$12,579

Weighted average number of ordinary shares outstanding (basic)	1,948,396	1,981,209
Weighted average dilutive shares from share plans	—	12,504
Weighted average dilutive convertible notes	—	161,871

Weighted average number of ordinary and equivalent ordinary shares outstanding (diluted)	1,948,396	2,155,584

Note 5:	Share Capital
     Effective January 30, 2006, the Company were subjected to the amendments promulgated under the Companies (Amendment) Act 2005 of Singapore. These amendments included the abolition of the ordinary share par value and authorized capital. The relevant amendments have resulted in all ordinary shares being recorded with no par value. The amendments do not affect the actual number of ordinary shares issued and the paid capital of the Company. As a result of the abolition of the ordinary share par value, the balance of the additional paid-in capital amounting to $1.5 billion became part of the share capital account as of January 30, 2006 and increased the share capital account on that date to $1.8 billion.

Note 6:	Contingent Liabilities
     In February 2006, the Company, ChipPAC and STATS ChipPAC (BVI) Limited were named as defendants in a patent infringement lawsuit filed in United States Federal Court for the Northern District of California. The plaintiff, Tessera Technologies, Inc. (“Tessera”), has asserted that semiconductor chip packaging, specifically devices having ball grid array (“BGA”) and multi-chip BGA configurations used by the defendants infringe certain patents of Tessera. Tessera has further asserted that the Company is in breach of an existing license agreement between Tessera and ChipPAC, which agreement has been assigned by ChipPAC to the Company. The Company believes that it has a meritorious defense to the claims and intend to defend the lawsuit vigorously. Due to the inherent uncertainties of the lawsuit, the Company cannot accurately predict the ultimate outcome. The final resolution of the lawsuit could result in significant liability and could have a material adverse effect on the business, financial condition and results of operations of the Company.
     In connection with the merger with ChipPAC, the Company assumed certain contingent liabilities. In 2002, an assessment of approximately 16.0 billion South Korean Won (approximately $16.5 million as of March 31, 2006) was made by the South Korean National Tax Service (“NTS”), relating to withholding tax not collected on the interest income on the loan between the ChipPAC’s subsidiaries in South Korea and Hungary for the period from 1999 to September 2001. The prevailing tax treaty does not require withholding on the transactions in question. ChipPAC has appealed the assessment through the NTS’s Mutual Agreement Procedure (“MAP”) and believes that the assessment will be overturned. On July 18, 2002, the Icheon tax office of the NTS approved a suspension of the proposed assessment until resolution of the disputed assessment. The NTS required a corporate guarantee amounting to the tax assessment in exchange for the suspension. ChipPAC complied with the guarantee request on July 10, 2002. A further assessment of 2.7 billion South Korean Won (approximately $2.8 million as of March 31, 2006) was made on January 9, 2004, for the interest from October 2001 to May 2002. ChipPAC has applied for the MAP and obtained an approval for a suspension of the proposed assessment by providing a corporate guarantee amounting to the additional taxes. In the event that the Company is not successful with the appeal, the maximum amount payable including potential interest and local surtax as of March 31, 2006 is estimated to be 32.4 billion South Korean Won (approximately $33.4 million as of March 31, 2006). As of March 31, 2006, no accrual has been made. However, the Company’s evaluation of the likely impact of the above contingent liabilities could change in the future and may result in additional liability assumed in the initial purchase of ChipPAC. The final outcome of the resolution of this matter could result in significant liability and could have a material adverse effect on the business, financial condition and results of operations of the Company.

Note 7:	Condensed Consolidating Financial Information
     In connection with the merger with ChipPAC in 2004, the Company assumed the $150.0 million 2.5% Convertible Subordinated Notes due 2008 issued by ChipPAC. In October 2004, in connection with the filing of the prospectus to register the resale of the Convertible Notes issued by ChipPAC, the Company, but not any of it’s direct or indirect subsidiaries, provided a full and unconditional guarantee of the Convertible Notes on a subordinated basis.
     In November 2004, the Company issued $215.0 million of 6.75% Senior Notes due 2011. The Senior Notes issued by STATS ChipPAC are fully and unconditionally guaranteed, jointly and severally, on a senior basis, by (1) ChipPAC, (2) STATS ChipPAC (Barbados) Ltd., STATS ChipPAC (BVI) Limited, ChipPAC International Company Limited, STATS ChipPAC Malaysia Sdn. Bhd., STATS ChipPAC, Inc., STATS ChipPAC Test Services, Inc., STATS Holdings Limited, ChipPAC Luxembourg S.a.R.L., ChipPAC Liquidity Management Hungary Limited Liability Company and STATS ChipPAC Taiwan Co., Ltd. (“Guarantor Subsidiaries”) and (3) STATS ChipPAC Korea Ltd. STATS ChipPAC Shanghai Co., Ltd., STATS ChipPAC Test Services (Shanghai) Co., Ltd., STATS ChipPAC Semiconductor Shanghai Co., Ltd. and Winstek (“Non-Guarantor Subsidiaries”) did not provide guarantees.
     In July 2005, the Company issued $150.0 million of 7.5% Senior Notes due 2010. The Senior Notes are fully and unconditionally guaranteed, jointly and severally, on a senior basis, by all of STATS ChipPAC’s subsidiaries, except STATS ChipPAC Shanghai Co., Ltd., STATS ChipPAC Test Services (Shanghai) Co., Ltd., STATS ChipPAC Semiconductor Shanghai Co., Ltd., Winstek (“Non-Guarantor Subsidiaries”) and STATS ChipPAC Korea Ltd.

     The following is the consolidated financial information segregated between STATS ChipPAC as the parent company and guarantor of the Convertible Notes and issuer of the $215.0 million 6.75% Senior Notes due 2011 and the $150.0 million 7.5% Senior Notes due 2010; ChipPAC as issuer of the Convertible Notes and a guarantor of the $215.0 million 6.75% Senior Notes due 2011 and the $150.0 million 7.5% Senior Notes due 2010; STATS ChipPAC Korea Ltd. as a guarantor of the $215.0 million 6.75% Senior Notes due 2011 and non-guarantor of the $150.0 million 7.5% Senior Notes due 2010; the other Guarantor Subsidiaries and other Non-Guarantor Subsidiaries of the $215.0 million 6.75% Senior Notes due 2011 and the $150.0 million 7.5% Senior Notes due 2010.

STATS CHIPPAC LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATING BALANCE SHEETS
As of December 31, 2005
In thousands of U.S. Dollars

			STATS		Non -
	STATS		ChipPAC	Guarantor	Guarantor
	ChipPAC	ChipPAC	Korea	Subsidiaries	Subsidiaries	Eliminations	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$144,841	$635	$32,291	$9,865	$37,088	$—	$224,720
Short-term marketable securities	—	—	—	—	17,648	—	17,648
Accounts receivable, net	90,825	—	—	130,129	20,036	—	240,990
Amounts due from affiliates	360,343	202,224	8,575	96,148	13,612	(674,092)	6,810
Other receivables	3,936	245	6,047	204	904	—	11,336
Inventories	25,365	—	32,024	4,621	17,473	—	79,483
Prepaid expenses and other current assets	15,096	1,357	3,468	1,216	5,590	—	26,727

Total current assets	640,406	204,461	82,405	242,183	112,351	(674,092)	607,714
Long-term marketable securities	17,803	—	—	—	—	—	17,803
Property, plant and equipment, net	350,960	4,800	261,650	218,202	271,504	(85)	1,107,031
Investment in subsidiaries	738,852	12,186	—	—	—	(751,038)	—
Intangible assets	1,998	2,281	1,615	63,990	2,896	—	72,780
Goodwill	—	—	312,337	102,385	105,694	2,209	522,625
Prepaid expenses and other non-current assets	28,850	369	28,931	202	7,077	—	65,429

Total assets	$1,778,869	$224,097	$686,938	$626,962	$499,522	$(1,423,006)	$2,393,382

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts and other payables	$23,665	$477	$63,150	$11,302	$37,464	$—	$136,058
Payables related to property, plant and equipment purchases	22,404	—	23,980	12,694	20,347	—	79,425
Accrued operating expenses	56,620	10,377	10,317	9,334	10,284	—	96,932
Income taxes payable	—	68	1,555	612	—	—	2,235
Short-term borrowings	—	—	16,891	—	—	—	16,891
Amounts due to affiliates	8,065	1,882	89,351	542,979	31,877	(674,092)	62
Current obligations under capital leases	—	—	7,091	—	—	—	7,091
Current installments of long-term debts	—	—	—	—	18,651	—	18,651

Total current liabilities	110,754	12,804	212,335	576,921	118,623	(674,092)	357,345
Obligations under capital leases, excluding current installments	—	—	3,680	—	—	—	3,680
Long-term debts, excluding current installments installments	526,463	200,000	2,760	—	46,202	—	775,425
Other non-current liabilities	—	—	50,112	11,763	4,736	—	66,611

Total liabilities	637,217	212,804	268,887	588,684	169,561	(674,092)	1,203,061

Minority interest	—	—	—	—	—	48,669	48,669
Total shareholders’ equity	1,141,652	11,293	418,051	38,278	329,961	(797,583)	1,141,652

Total liabilities and shareholders’ equity	$1,778,869	$224,097	$686,938	$626,962	$499,522	$(1,423,006)	$2,393,382

STATS CHIPPAC LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
For the Three Months Ended March 31, 2005
In thousands of U.S. Dollars
(Unaudited)

			STATS		Non -
	STATS		ChipPAC	Guarantor	Guarantor
	ChipPAC	ChipPAC	Korea	Subsidiaries	Subsidiaries	Eliminations	Consolidated
Net revenues	$89,822	$8,968	$74,191	$134,776	$31,576	$(105,187)	$234,146
Cost of revenues	(82,075)	(142)	(71,887)	(121,223)	(30,660)	96,239	(209,748)

Gross profit	7,747	8,826	2,304	13,553	916	(8,948)	24,398

Operating expenses:
Selling, general and administrative	7,023	5,692	1,942	23,403	1,756	(7,570)	32,246
Research and development	2,429	1,527	1,383	1,653	348	(1,398)	5,942
Restructuring charges	734	—	—	96	—	—	830

Total operating expenses	10,186	7,219	3,325	25,152	2,104	(8,968)	39,018

Operating income (loss)	(2,439)	1,607	(1,021)	(11,599)	(1,188)	20	(14,620)

Other income (expense), net:
Interest income	5,310	5	41	485	31	(4,682)	1,190
Interest expense	(7,515)	(2,361)	(796)	(4,202)	(445)	4,682	(10,637)
Foreign currency exchange gain (loss)	(165)	(1)	(778)	537	16	—	(391)
Equity loss from investment in subsidiaries	(20,667)	—	—	—	—	20,667	—
Other non-operating income (expense), net	(1,643)	(22)	(15)	(1)	137	—	(1,544)

Total other income (expense), net	(24,680)	(2,379)	(1,548)	(3,181)	(261)	20,667	(11,382)

Loss before income taxes	(27,119)	(772)	(2,569)	(14,780)	(1,449)	20,687	(26,002)
Income tax benefit (expense)	—	—	(777)	(476)	114	—	(1,139)

Loss before minority interest	(27,119)	(772)	(3,346)	(15,256)	(1,335)	20,687	(27,141)
Minority interest	—	—	—	—	—	22	22

Net loss	$(27,119)	$(772)	$(3,346)	$(15,256)	$(1,335)	$20,709	$(27,119)

STATS CHIPPAC LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
For the Three Months Ended March 31, 2005
In thousands of U.S. Dollars
(Unaudited)

			STATS		Non -
	STATS		ChipPAC	Guarantor	Guarantor
	ChipPAC	ChipPAC	Korea	Subsidiaries	Subsidiaries	Eliminations	Consolidated

Cash Flows From Operating Activities
Net income (loss)	$(27,119)	$(772)	$(3,346)	$(15,256)	$(1,335)	$20,709	$(27,119)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	19,887	633	9,587	20,443	10,114	(20)	60,644
Amortization of leasing prepayments	6,542	—	—	—	—	—	6,542
Debt issuance cost amortization	494	32	—	—	—	—	526
Loss (gain) on sale of property, plant and equipment	(18)	—	—	1	24	—	7
Accretion of discount on convertible notes	2,633	—	—	—	—	—	2,633
Loss from repurchase of convertible notes	1,653	—	—	—	—	—	1,653
Foreign currency exchange loss (gain)	2	—	47	—	(195)	—	(146)
Share-based compensation expense	275	—	—	—	—	—	275
Deferred income taxes	—	—	777	431	(114)	—	1,094
Minority interest in loss of subsidiary	—	—	—	—	—	(22)	(22)
Equity loss from investment in subsidiaries	20,667	—	—	—	—	(20,667)	—
Others	58	(6)	(1)	(17)	(25)	—	9
Changes in operating working capital:				—
Accounts receivable	(8,069)	—	—	(13,473)	4,661	—	(16,881)
Amounts due from affiliates	(21,123)	(1,333)	(1,860)	(17,906)	(35)	38,997	(3,260)
Inventories	328	—	4,998	492	923	—	6,741
Other receivables, prepaid expenses and other assets	(1,231)	28	1,394	650	(1,085)	—	(244)
Accounts payable, accrued operating expenses and other payables	15,823	1,435	(9,537)	7,386	171	—	15,278
Amounts due to affiliates	(791)	418	14,683	22,367	2,313	(38,997)	(7)

Net cash provided by operating activities	10,011	435	16,742	5,118	15,417	—	47,723

Cash Flows From Investing Activities
Proceeds from sales of marketable securities	$—	$—	$—	$—	$5,721	$—	$5,721
Proceeds from maturity of marketable securities	—	—	—	787	—	—	787
Purchases of marketable securities	—	—	—	—	(6,663)	—	(6,663)
Acquisition of intangible assets	(46)	(242)	—	(160)	(181)	—	(629)
Purchases of property, plant and equipment	(11,623)	(42)	(10,680)	(7,058)	(15,246)	—	(44,649)
Others, net	9,181	10	2,677	(10,463)	(746)	—	659

Net cash used in investing activities	(2,488)	(274)	(8,003)	(16,894)	(17,115)	—	(44,774)

Cash Flows From Financing Activities
Repayment of short-term debts	$—	$—	$—	$—	$(3,519)	$—	$(3,519)
Repayment of long-term debts	—	—	—	—	(4,778)	—	(4,778)
Proceeds from issuance of shares, net of expenses	3,492	—	—	—	—	—	3,492
Repurchase and redemption of convertible notes	(167,263)	—	—	—	—	—	(167,263)
Proceeds from bank borrowings	99,000	—	84	—	3,519	—	102,603
Capital lease payments	(492)	—	(1,667)	—	—	—	(2,159)

Net cash used in financing activities	(65,263)	—	(1,583)	—	(4,778)	—	(71,624)

Net increase (decrease) in cash and cash equivalents	(57,740)	161	7,156	(11,776)	(6,476)	—	(68,675)
Effect of exchange rate changes on cash and cash equivalents	—	—	—	—	88	—	88
Cash and cash equivalents at beginning of the period	184,824	548	1,976	18,987	21,174	—	227,509

Cash and cash equivalents at end of the period	$127,084	$709	$9,132	$7,211	$14,786	$—	$158,922

STATS CHIPPAC LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATING BALANCE SHEETS
As of March 31, 2006
In thousands of U.S. Dollars
(Unaudited)

			STATS		Non -
	STATS		ChippPAC	Guarantor	Guarantor
	ChipPAC	ChipPAC	Korea	Subsidiaries	Subsidiaries	Eliminations	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$96,038	$1,017	$9,811	$11,831	$6,934	$—	$125,631
Short-term marketable securities	—	—	—	—	45,030	—	45,030
Accounts receivable, net	90,701	—	—	162,482	18,935	—	272,118
Amounts due from affiliates	405,911	203,334	9,372	96,750	9,342	(717,963)	6,746
Other receivables	5,190	238	6,340	489	1,228	—	13,485
Inventories	34,167	—	42,567	8,362	22,501	—	107,597
Prepaid expenses and other current assets	20,843	1,349	27,493	1,155	8,191	—	59,031

Total current assets	652,850	205,938	95,583	281,069	112,161	(717,963)	629,638
Long-term marketable securities	17,610	—	—	—	—	—	17,610
Property, plant and equipment, net	357,787	4,705	281,791	225,524	316,780	(66)	1,186,521
Investment in subsidiaries	754,208	13,086	—	34,626	—	(801,920)	—
Intangible assets	2,402	2,226	1,469	51,257	2,718	—	60,072
Goodwill	—	—	312,337	102,385	105,694	2,209	522,625
Prepaid expenses and other non-current assets	27,013	341	24,389	188	8,819	—	60,750

Total assets	$1,811,870	$226,296	$715,569	$695,049	$546,172	$(1,517,740)	$2,477,216

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts and other payables	$42,919	$841	$87,589	$18,687	$51,718	$—	$201,754
Payables related to property, plant and equipment purchases	14,488	—	24,190	14,456	17,572	—	70,706
Accrued operating expenses	52,756	10,848	12,227	8,113	11,030	—	94,974
Income taxes payable	—	135	1,555	823	428	—	2,941
Short-term borrowings	—	—	9,997	—	3,948	—	13,945
Amounts due to affiliates	7,785	2,096	87,779	586,771	33,605	(717,963)	73
Current obligations under capital leases	—	—	7,171	—	—	—	7,171
Current installments of long-term debts	35,885	—	1,380	—	19,279	—	56,544

Total current liabilities	153,833	13,920	231,888	628,850	137,580	(717,963)	448,108
Obligations under capital leases, excluding current installments	—	—	1,857	—	—	—	1,857
Long-term debts, excluding current installments	492,203	200,000	1,380	—	44,803	—	738,386
Other non-current liabilities	—	45	51,910	13,055	5,620	—	70,630

Total liabilities	646,036	213,965	287,035	641,905	188,003	(717,963)	1,258,981
Minority interest	—	—	—	—	—	52,401	52,401

Total shareholders’ equity	1,165,834	12,331	428,534	53,144	358,169	(852,178)	1,165,834

Total liabilities and shareholders’ equity	$1,811,870	$226,296	$715,569	$695,049	$546,172	$(1,517,740)	$2,477,216

STATS CHIPPAC LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
For the Three Months Ended March 31, 2006
In thousands of U.S. Dollars
(Unaudited)

			STATS		Non -
	STATS		ChipPAC	Guarantor	Guarantor
	ChipPAC	ChipPAC	Korea	Subsidiaries	Subsidiaries	Eliminations	Consolidated

Net revenues	$132,977	$9,976	$134,845	$242,205	$60,464	$(194,758)	$385,709
Cost of revenues	(108,625)	(75)	(115,139)	(214,289)	(50,361)	179,373	(309,116)

Gross profit	24,352	9,901	19,706	27,916	10,103	(15,385)	76,593

Operating expenses:
Selling, general and administrative	13,314	7,053	3,024	25,644	3,462	(12,786)	39,711
Research and development	2,504	1,269	2,363	3,266	190	(2,619)	6,973

Total operating expenses	15,818	8,322	5,387	28,910	3,652	(15,405)	46,684

Operating income (loss)	8,534	1,579	14,319	(994)	6,451	20	29,909

Other income (expense), net:
Interest income	7,210	8	81	608	82	(6,228)	1,761
Interest expense	(8,708)	(1,927)	(850)	(5,720)	(480)	6,228	(11,457)
Foreign currency exchange gain (loss)	190	—	(1,550)	1,703	(352)	—	(9)
Equity income from investment in subsidiaries	4,775	900	—	934	—	(6,609)	—
Other non-operating income (expense), net	15	(29)	—	77	212	—	275

Total other income (expense), net	3,482	(1,048)	(2,319)	(2,398)	(538)	(6,609)	(9,430)

Income (loss) before income taxes	12,016	531	12,000	(3,392)	5,913	(6,589)	20,479
Income tax expense	—	(150)	(3,641)	(1,503)	(624)	—	(5,918)

Income (loss) before minority interest	12,016	381	8,359	(4,895)	5,289	(6,589)	14,561
Minority interest	—	—	—	—	—	(2,545)	(2,545)

Net income (loss)	$12,016	$381	$8,359	$(4,895)	$5,289	$(9,134)	$12,016

STATS CHIPPAC LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
For the Three Months Ended March 31, 2006
In thousands of U.S. Dollars
(Unaudited)

			STATS		Non -
	STATS		ChipPAC	Guarantor	Guarantor
	ChipPAC	ChipPAC	Korea	Subsidiaries	Subsidiaries	Eliminations	Consolidated

Cash Flows From Operating Activities
Net income (loss)	$12,016	$381	$8,359	$(4,895)	$5,289	$(9,134)	$12,016
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	20,747	424	12,454	23,284	12,100	(20)	68,989
Amortization of leasing prepayments	4,368	—	—	—	—	—	4,368
Debt issuance cost amortization	505	26	—	—	—	—	531
(Gain) loss on sale of property, plant and equipment	161	—	11	(6)	25	—	191
Accretion of discount on convertible notes	1,624	—	—	—	—	—	1,624
Foreign currency exchange (gain) loss	(88)	—	—	—	193	—	105
Share-based compensation	1,535	659	1,441	488	322	—	4,445
Deferred income taxes	—	45	3,641	1,292	123	—	5,101
Minority interest in income of subsidiary	—	—	—	—	—	2,545	2,545
Equity loss from investment in subsidiaries	(4,775)	(900)	—	(934)	—	6,609	—
Others	—	67	—	374	576	—	1,017
Changes in operating working capital:
Accounts receivable	124	—	—	(32,353)	1,101	—	(31,128)
Amounts due from affiliates	(45,568)	(1,110)	(797)	(602)	4,270	43,871	64
Inventories	(8,802)	—	(10,543)	(3,741)	(5,028)	—	(28,114)
Other receivables, prepaid expenses and other assets	(2,390)	13	(778)	(206)	(785)	—	(4,146)
Accounts payable, accrued operating expenses and other payables	8,046	837	5,445	6,160	14,999	—	35,487
Amounts due to affiliates	(280)	214	(1,572)	43,792	1,728	(43,871)	11

Net cash provided by (used in) operating activities	(12,777)	656	17,661	32,653	34,913	—	73,106

Cash Flows From Investing Activities
Proceeds from sales of marketable securities	$—	$—	$—	$—	$6,072	$—	$6,072
Purchases of marketable securities	—	—	—	—	(33,183)	—	(33,183)
Cash injection in subsidiary	(5,635)	—	—	(14,500)	—	20,135	—
Acquisition of intangible assets	(453)	(186)	(38)	(1,376)	(17)	—	(2,070)
Purchases of property, plant and equipment	(37,636)	(88)	(33,095)	(15,342)	(57,928)	2,515	(141,574)
Others, net	2,032	—	884	531	685	(2,515)	1,617

Net cash used in investing activities	(41,692)	(274)	(32,249)	(30,687)	(84,371)	20,135	(169,138)

Cash Flows From Financing Activities
Repayment of short-term debts	$—	$—	$(10,961)	$—	$(1,535)	$—	$(12,496)
Repayment of long-term debts	—	—	—	—	(2,283)	—	(2,283)
Proceeds from issuance of shares, net of expenses	5,666	—	—	—	20,135	(20,135)	5,666
Proceeds from bank borrowings	—	—	4,067	—	5,459	—	9,526
Decrease (increase) in restricted cash	—	—	745	—	(3,117)	—	(2,372)
Capital lease payments	—	—	(1,743)	—	—	—	(1,743)

Net cash provided by (used in) financing activities	5,666	—	(7,892)	—	18,659	(20,135)	(3,702)

Net increase (decrease) in cash and cash equivalents	(48,803)	382	(22,480)	1,966	(30,799)	—	(99,734)
Effect of exchange rate changes on cash and cash equivalents	—	—	—	—	645	—	645
Cash and cash equivalents at beginning of the period	144,841	635	32,291	9,865	37,088	—	224,720

Cash and cash equivalents at end of the period	$96,038	$1,017	$9,811	$11,831	$6,934	$—	$125,631

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
     The following discussion of our business, financial condition and results of operations should be read in conjunction with our unaudited consolidated financial statements and the related notes included in this report. This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ from those anticipated in these forward looking statements as a result of certain factors, such as those set forth in our annual report on Form 20-F filed with the SEC on February 28, 2006. Since the beginning of fiscal 2005, we employed quarterly and fiscal year reporting periods that end on the Sunday nearest to each calendar quarter or calendar year, as the case may be. Our first quarter of 2006 ended on March 26, 2006, while our first quarter of 2005 ended on March 27, 2005. For ease of presentation, our first quarter of 2006 and 2005 have been presented as ending on March 31, 2006 and 2005, respectively. References to “US GAAP” are to Generally Accepted Accounting Principles as practiced in the United States of America and references to “$” are to the lawful currency of the United States of America. The noon buying rate in The City of New York on March 31, 2006 was 971.40 South Korean Won per $1.00 for cable transfers in South Korean Won, as certified for customs purposes by the Federal Reserve Bank of New York. For your convenience, unless otherwise indicated, certain South Korean Won amounts have been translated into U.S. Dollar amounts, based on this exchange rate.
Overview
     STATS ChipPAC is a leading service provider of semiconductor packaging design, assembly, test and distribution solutions. We have the scale to provide a comprehensive range of semiconductor packaging and test solutions to a diversified global customer base servicing the computing, communications, consumer, automotive and industrial markets. Our services include:
•	Packaging services: providing leaded, power and array packages to customers with a broad range of packaging solutions and full backend turnkey services for a wide variety of electronics applications. We also provide redistribution (“RDL”), integrated passive device (“IPD”) and wafer bumping services for flip-chip and wafer level chip-scale packages. As part of customer support on packaging services, we also offer package design, electrical, mechanical and thermal simulation, measurement and design of lead-frames and laminate substrates;

•	Test services: including wafer probe and final testing, on a diverse selection of test platforms, covering the major test platforms in the industry. We have expertise in testing a broad variety of semiconductors, especially mixed-signal and high-performance digital devices. We also offer test-related services such as burn-in process support, reliability testing, thermal and electrical characterization, dry pack and tape and reel; and

•	Pre-production and post-production services: such as package development, test software and related hardware development, warehousing and drop shipment services.
     We have a leadership position in providing advanced packages, such as stacked die, System-in-Package (“SiP”) and flip-chip, as well as Ball Grid Array (“BGA”) packages and wafer level chip scale packages. We are a leader in high-volume assembly, test and distribution of discrete and analog power packages.
     We are also a leader in testing mixed-signal semiconductors or semiconductors combining the use of analog and digital circuits in a chip. Mixed-signal semiconductors are used extensively in fast-growing communications applications. We have strong expertise in testing a wide range of high-performance digital devices.
     We have been successful in attracting new customers with our packaging and test capabilities and then expanding our relationship with such customers to provide full turnkey solutions tailored to their needs. Our merger with ChipPAC, which significantly broadened our capabilities in both packaging and test services, enabled us to take advantage of the customer bases of the formerly separate businesses in order to promote and sell the products and services to an enlarged customer base of the combined company.
     We are headquartered in Singapore and our manufacturing facilities are strategically located in Singapore, South Korea, China, Malaysia and Taiwan. We also have test pre-production facilities in the United States. We market our services through our direct sales force located across the globe in the United States, Singapore, South Korea, China, Malaysia, Taiwan, Japan, the Netherlands and United Kingdom. With an established presence in the countries where strategic semiconductor markets are located, we are in close proximity to the major hubs of wafer fabrication which allows us to provide customers with fully-integrated, multi-site, end-to-end packaging and test services.
Results of Operations
Three months ended March 31, 2006 compared to three months ended March 31, 2005
Net Revenues
     We derive revenues primarily from test and packaging of array and leaded packages. Net revenues were $385.7 million for the three months ended March 31, 2006, an increase of 64.7% compared to $234.1 million for the three months ended March 31, 2005, respectively. The increase was primarily due to a return to growth in the semiconductor industry coupled with a trend towards increased outsourcing of test and packaging.
     Our packaging revenue in the three months ended March 31, 2006 increased 68.7% to $282.5 million compared to the same period in 2005. Unit volumes of our total packaging in the three months ended March 31, 2006 were 83.1% higher compared to the same period in 2005 and contributed to an increase of $127.4 million in revenue. The average selling prices for our services have generally declined over product life cycles. Average selling prices per pin for packaging services in the three months ended March 31, 2006 decreased 7.5%, compared to the three months ended March 31, 2005, primarily due to changes in product mix, and contributed to a decrease of $12.5 million in revenue. Test revenue in the three months ended March 31, 2006 increased 54.7% to $103.2 million compared to the three months ended March 31, 2005.
     In the three months ended March 31, 2006, percentage revenue from the communications market remained at level with the same period in 2005, and contributed 55.4% of our revenues in the three months ended March 31, 2006 and 2005. The revenue from the communications market remained relatively strong with continued demand for more complex, higher functionality mobile phone and infrastructure products. Revenue from consumer, multi-applications and other markets in the three months ended March 31, 2006 increased 2.8% compared to the same period in 2005, and contributed 24.4% of our revenues in the three months ended March 31, 2006. Revenue from personal computers market in the three months ended March 31, 2006 decreased 2.8% over the same period in 2005 and contributed 20.2% of our net revenues in the three months ended March 31, 2006. We expect to continue to depend on the communications, consumer and multi-applications, and personal computers market for substantially all of our net revenues.
Gross Profit
     Gross profit in the three months ended March 31, 2006 was $76.6 million, an increase of $52.2 million compared to $24.4 million in the same period in 2005. Gross margin as a percentage of net revenues was 19.9% in the three months ended March 31, 2006 compared to 10.4% in the same period in 2005. Gross profit in the three months ended March 31, 2006 includes $1.5 million of share-based compensation expense related to share options and employee share purchase rights under SFAS 123(R) which reduced gross margin by 0.4% during the period. In the three months ended March 31, 2006, gross profit improved primarily as a result of better operating leverage, higher equipment utilization, continued cost control measures, partially offset by higher depreciation from our larger capital asset base, changes in product mix, lower overall average selling price and an increase in cost of materials. Overall equipment utilization was approximately 76% in the three months ended March 31, 2006 compared to approximately 66% in the same period in 2005. Our cost of revenues consists principally of fixed costs such as depreciation and leasing expenses and variable costs such as direct and indirect labor, materials and overhead expenses. We continue to experience higher cost as a result of external global economic factors such as higher substrate, gold and oil prices which affected our cost of materials and the adverse effect of the strengthening of the Singapore Dollar, South Korean Won, Chinese Renminbi and Malaysian Ringgit against the U.S. Dollar when compared to the same period in 2005.
Selling, General and Administrative
     Selling, general and administrative expenses were $39.7 million in the three months ended March 31, 2006, an increase of 23.2% as compared to $32.2 million in the three months ended March 31, 2005. As a percentage of revenues, selling, general and administrative expenses were 10.3% in the three months ended March 31, 2006 compared to 13.8% in the same period in 2005. The increase in selling, general and administrative expenses was primarily due to higher share-based compensation expense, additional headcount and general business support for our overall business growth and higher Sarbanes Oxley Act compliance related expenses. In the three months ended March 31, 2006, share-based compensation expense was $2.5 million under SFAS 123(R) compared to $0.3 million under APB 25 in the same period in 2005.

Research and Development
     Research and development expenses were $7.0 million in the three months ended March 31, 2006 compared to $5.9 million in the same period in 2005, an increase of $1.1 million. As a percentage of revenues, research and development expenses were 1.8% in the three months ended March 31, 2006 compared to 2.5% in the same period in 2005. Research and development increased primarily due to an increase in headcount and the inclusion of share-based compensation expense of $0.4 million under SFAS 123(R) in the three months ended March 31, 2006.
Restructuring Charges
     In the three months ended March 31, 2005, certain restructuring plans were executed to realign our organization and reduce operating costs to better align our expenses with revenues. During the three months ended March 31, 2005, we had a total reduction in workforce of 88 employees related to the restructuring. Severance and related charges of $0.8 million were expensed in the three months ended March 31, 2005. There were no restructuring charges incurred in the three months ended March 31, 2006.
Net Interest Income (Expense)
     Net interest expense was $9.7 million in the three months ended March 31, 2006 compared to $9.4 million in the same period in 2005. Net interest expense consisted of interest income of $1.8 million and interest expense of $11.5 million in the three months ended March 31, 2006 as compared to interest income of $1.2 million and interest expense of $10.6 million in the three months ended March 31, 2005. The increase in interest income was primarily due to an increase in cash equivalents and marketable securities held by us in the three months ended March 31, 2006 compared to the same period in 2005. The increase in interest expense was primarily due to interest on additional debts resulting from the issuance of the $150.0 million 7.5% senior notes due 2010 in July 2005, an increase in foreign loans of $2.8 million in South Korea and $12.6 million in Taiwan. This increase was partially offset by the reduction in interest expense as a result of our redemption and repurchase of $168.5 million (out of $200.0 million) aggregate principal amount of our 1.75% convertible notes due 2007 and repayment of short-term debts in South Korea and long-term debts in Taiwan. Total outstanding interest-bearing debt was $817.9 million and $762.2 million as of March 31, 2006 and 2005, respectively.
Foreign Currency Exchange Gain (Loss)
     Net foreign currency exchange loss was $0.01 million in the three months ended March 31, 2006 compared to $0.4 million in the same period in 2005. These non-cash losses were due primarily to the fluctuations between the exchange rate of the U.S. Dollar and the Singapore Dollar, the South Korean Won, the Chinese Renminbi and the Malaysian Ringgit.
Other Non-Operating Income (Expense), Net
     Net other non-operating income was $0.3 million in the three months ended March 31, 2006 compared to net other non-operating expense of $1.5 million in the three months ended March 31, 2005. The fluctuation resulted from the write-off of capitalized debt issuance cost of $1.7 million from the repurchase and redemption of our 1.75% convertible notes due 2007 during the three months ended March 31, 2005.
Income Tax Expense
     We have recorded a valuation allowance to reduce deferred tax assets to the amount we believe is more likely than not to be realized. In the event that deferred tax assets would be realizable in the future in excess of the net recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made. We have a mix of tax rates across the various jurisdictions in which we do business. Our primary tax jurisdictions are Singapore, South Korea, China, Malaysia, Taiwan and the United States of America. Our consolidated income tax expense was $5.9 million in the three months ended March 31, 2006, compared to $1.1 million in the three months ended March 31, 2005.
Liquidity and Capital Resources
     Our principal source of liquidity consists of cash, cash equivalents and marketable securities, which amounted to $188.3 million as of March 31, 2006, and cashflows from operations. We also have available lines of credit and banking facilities consisting of loans, letter of credits and bank guarantees, including those available to our consolidated subsidiaries, which amounted to $214.5 million, of which $107.8 million was utilized as of March 31, 2006. Our liquidity needs arise primarily from servicing our outstanding debts, working capital needs and the funding of capital expenditures. Our capital expenditures are largely driven by the demand for our services, primarily to increase our packaging and testing capacity and to replace packaging and testing equipment from time to time. We expect this to be about $350.0 million in 2006 as our capital expenditure spending continues to be targeted at demand that we see from our customers and on long term strategic investments. We invested $132.9 million on capital expenditures in the three months ended March 31, 2006, as compared to $17.1 million in the three months ended March 31, 2005. We experienced an increase in capital expenditure in the three months ended March 31, 2006 as we are expanding our assets across the various geographic operating locations based on the expected business growth and certain long term strategic investments.
     At the annual general meeting in April 2006, the Company’s shareholders approved the repurchase of up to 50 million ordinary shares (2.5% of the issued ordinary share capital as of the date of the annual general meeting). The approved amount for share repurchases under this shareholders’ mandate will terminate on the earlier of the date on which the next annual general meeting is held or the date which the approval is revoked or varied. We may use our available funds, draw down on our available lines of credit or seek additional financing or a combination of these to finance our repurchase of our ordinary shares.
     We believe that our cash on hand, existing credit facilities and anticipated cash flows from operations will be sufficient to meet our currently anticipated capital expenditure requirements, investment requirements, share repurchases, as well as capital lease and debt service repayment obligations in 2006. If our capital requirements exceed our expectations as a result of higher than anticipated growth in the semiconductor industry, acquisition or investment opportunities, the expansion of our business or otherwise, or if our cash flows from operations are lower than anticipated, including as a result of an unexpected decrease in demand for our services due to a downturn in the semiconductor industry or otherwise, we may be required to obtain additional debt or equity financing from time to time depending on prevailing market conditions. In such events, there can be no assurance that additional financing will be available or, if available, that such financings will be obtained on terms favorable to us or that any additional financing will not be dilutive to our shareholders or creditors.
Total Borrowings
     As of March 31, 2006, our total debt outstanding consisted of $817.9 million of borrowings, which included $150.0 million of 7.5% senior notes due 2010, $215.0 million of 6.75% senior notes due 2011, $31.5 million of 1.75% convertible notes due 2007, $115.0 million of zero coupon convertible notes due 2008, $50.0 million of 8.0% convertible subordinated notes due 2011, $150.0 million of 2.5% convertible subordinated notes due 2008, and other long-and short-term borrowings.
     On January 14, 2005, we repurchased an additional $26.1 million aggregate principal amount of the 1.75% convertible notes due 2007 with our existing cash on hand. On March 18, 2005, we redeemed $125.9 million aggregate principal amount of our 1.75% convertible notes due 2007 pursuant to demands for redemption from note holders in accordance with the indenture governing our 1.75% convertible notes due 2007. We paid a total amount of $138.6 million (excluding interest) in respect of the redeemed convertible notes. We financed the redemption from cash and short-term borrowings.
     On March 17, 2005, we drew down a total of $99.0 million under our lines of credit with Oversea-Chinese Banking Corporation Limited and Bank of America N.A. to pay part of the purchase price for the redemption of the 1.75% convertible notes due 2007 described above. On July 20, 2005, we repaid the Oversea-Chinese Banking Corporation Limited and Bank of America N.A. facilities with proceeds from the offering of the 7.5% senior notes due 2010 described below.
     On April 18, 2005, our registration statement for our exchange offer relating to our 6.75% senior notes due 2011 was declared effective by the U.S. Securities and Exchange Commission (“SEC”). Pursuant to the exchange offer, we accepted tenders to exchange $213.9 million aggregate principal amount of our 6.75% senior notes due 2011 that were registered for a like principal amount of our then outstanding unregistered 6.75% senior notes due 2011.
     On July 19, 2005, we offered $150.0 million of 7.5% senior notes due 2010 in a private placement. We received approximately $146.6 million after deducting debt issuance costs. A portion of the net proceeds were used to repay the $99.0 million outstanding with Oversea-Chinese Banking Corporation Limited and Bank of America N.A. We intend to use the remaining proceeds for general corporate purposes and pending such use, we have invested the proceeds in short-term investments. In September 2005, the Company filed an exchange offer registration statement with the SEC. Pursuant to the exchange offer, we accepted tenders to exchange all $150.0 million aggregate principal amount of our 7.5% senior notes due 2010 that were registered for a like principal amount of our then outstanding unregistered 7.5% senior notes due 2010.

Special Tax Status
     We were previously granted pioneer status under The Economic Expansion Incentives (Relief from Income Tax) Act, Chapter 86 of Singapore, for “Subcontract Assembly And Testing Of Integrated Circuits Including Wafer Probing Services.” In December 2003, an application was submitted to the Singapore Economic Development Board (“EDB”) to revoke our pioneer status granted from January 1, 1996 to December 31, 2003. Our pioneer trade was in a tax loss position due to the substantial amount of capital allowances claimed arising from capital expenditure on our plant and machinery and trade losses in certain years. As a result, we had not enjoyed any tax exemption in respect of our income arising from the pioneer activities. On the other hand, we have paid taxes in respect of our interest and rental income, as losses arising from the pioneer trade cannot be set-off against the non-qualifying income during the pioneer incentive period due to the application of the law in respect of the pioneer incentive. In September 2004, the application to revoke retroactively our pioneer status was approved by the EDB. Accordingly, we recorded $5.0 million of tax recoverable in December 2004 related to the expected refund of taxes paid previously on interest and rental income as the unutilized tax losses and capital allowances arising from the trading activities would then be allowed to set-off against the income derived in the previous years, of which $4.6 million has been refunded in April 2005. We are in the process of working with the EDB for a new tax incentive for our Singapore operations.
Off-Balance Sheet Arrangements
     Other than the guarantee provided on our 2.5% convertible subordinated notes due 2008, 6.75% senior notes due 2011 and 7.5% senior notes due 2010, and the tax guarantee to the South Korean Tax Authorities as discussed below, we have no performance guarantees. We also have no investment in any unconsolidated entities. Our off-balance sheet commitments are limited to operating leases, royalty/license agreements, purchase obligations and contingent payments to Cirrus Logic, Inc., assumed in the merger with ChipPAC, with respect to the purchase of test assets. Our total off-balance sheet obligations are approximately $428.6 million as of March 31, 2006.
Contractual Obligations
     Our total commitments on our loans, capital lease, operating leases, and other agreements as of March 31, 2006, were as follows (in thousands):

	Payments Due
				More
	Within 1	1-3	3-5	Than 5
	Year	Years	Years	Years	Total

On balance sheet commitments:

1.75% convertible notes due 2007 (1)	$35,885	$—	$—	$—	$35,885
Zero coupon convertible notes due 2008 (1)(2)	—	127,202	—	—	127,202
2.5% convertible subordinated notes due 2008	—	150,000	—	—	150,000
8% convertible subordinated notes due 2011	—	—	50,000	—	50,000
6.75% senior notes due 2011	—	—	—	215,000	215,000
7.5% senior notes due 2010	—	—	150,000	—	150,000
Capital lease obligations	7,171	1,857	—	—	9,028
Long-term loans	20,659	41,583	4,600	—	66,842
Short-term loans	13,945	—	—	—	13,945

Total on balance sheet commitments	77,660	320,642	204,600	215,000	817,902

Off balance sheet commitments:
Operating leases	19,958	34,251	16,368	49,112	119,689
Royalty/licensing agreements	7,128	14,139	13,800	—	35,067
Contingent payments to Cirrus	938	500	—	—	1,438
Purchase obligations:
- Capital commitments	159,732	—	—	—	159,732
- Inventory purchase commitments	112,673	—	—	—	112,673

Total off balance sheet commitments	300,429	48,890	30,168	49,112	428,599

Total commitments	$378,089	$369,532	$234,768	$264,112	$1,246,501

(1)	On maturity of the 1.75% convertible notes due 2007 and zero coupon convertible notes due 2008, we are required to pay the note holders 117.665% and 123.4% of the principal amounts, respectively.

(2)	Holders of our zero coupon convertible notes due 2008 have the right to require us to repurchase all or a portion of their convertible notes on November 7, 2007.

Contingencies
     In February 2006, the Company, ChipPAC and STATS ChipPAC (BVI) Limited were named as defendants in a patent infringement lawsuit filed in United States Federal Court for the Northern District of California. The plaintiff, Tessera Technologies, Inc. (“Tessera”), has asserted that semiconductor chip packaging, specifically devices having BGA and multi-chip BGA configurations used by the defendants infringe certain patents of Tessera. Tessera has further asserted that the Company is in breach of an existing license agreement between Tessera and ChipPAC, which agreement has been assigned by ChipPAC to the Company. The Company believes that it has a meritorious defense to the claims and intend to defend the lawsuit vigorously. Due to the inherent uncertainties of the lawsuit, the Company cannot accurately predict the ultimate outcome. The final resolution of the lawsuit could result in significant liability and could have a material adverse effect on the business, financial condition and results of operations of the Company.
     In connection with the merger with ChipPAC, the Company assumed certain contingent liabilities. In 2002, an assessment of approximately 16.0 billion South Korean Won (approximately $16.5 million as of March 31, 2006) was made by the South Korean National Tax Service (“NTS”), relating to withholding tax not collected on the interest income on the loan between the ChipPAC’s subsidiaries in South Korea and Hungary for the period from 1999 to September 2001. The prevailing tax treaty does not require withholding on the transactions in question. ChipPAC has appealed the assessment through the NTS’s Mutual Agreement Procedure (“MAP”) and believes that the assessment will be overturned. On July 18, 2002, the Icheon tax office of the NTS approved a suspension of the proposed assessment until resolution of the disputed assessment. The NTS required a corporate guarantee amounting to the tax assessment in exchange for the suspension. ChipPAC complied with the guarantee request on July 10, 2002. A further assessment of 2.7 billion South Korean Won (approximately $2.8 million as of March 31, 2006) was made on January 9, 2004, for the interest from October 2001 to May 2002. ChipPAC has applied for the MAP and obtained an approval for a suspension of the proposed assessment by providing a corporate guarantee amounting to the additional taxes. In the event that the Company is not successful with the appeal, the maximum amount payable including potential interest and local surtax as of March 31, 2006 is estimated to be 32.4 billion South Korean Won (approximately $33.4 million as of March 31, 2006). As of March 31, 2006, no accrual has been made. However, the Company’s evaluation of the likely impact of the above contingent liabilities could change in the future and may result in additional liability assumed in the initial purchase of ChipPAC. The final outcome of the resolution of this matter could result in significant liability and could have a material adverse effect on the business, financial condition and results of operations of the Company.
Cash Flows From Operating Activities
     In the three months ended March 31, 2006, cash provided by operations was $73.1 million compared to $47.7 million in the three months ended March 31, 2005. Cash provided and used by operations is calculated by adjusting our net income or loss by non-cash related items such as depreciation and amortization, share-based compensation expense, amortization of leasing prepayments, accretion of discount on certain of our outstanding convertible notes, amortization of debt issuance cost, loss or gain from sale of assets, deferred income taxes, foreign currency exchange loss or gain, minority interest and by changes in assets and liabilities. In the three months ended March 31, 2006, non-cash related items included $73.9 million related to depreciation and amortization (including amortization of capitalized debt issuance costs and leasing prepayments), $4.4 million related to share-based compensation expense, $1.6 million from the accretion of discount, $5.1 million from the deferred taxes and $2.5 million from the minority interest in income of our subsidiary. In the three months ended March 31, 2005, non-cash related items included $67.7 million related to depreciation and amortization (including amortization of capitalized debt issuance costs and leasing prepayments), $2.6 million from the accretion of discount, $1.7 million from loss on repurchase and redemption of the 1.75% notes, $1.1 million from the deferred taxes and $0.02 million from the minority interest in loss of our subsidiary. Working capital uses of cash included increases in accounts receivable, inventories and other receivables, prepaid expenses and other assets. Working capital source of cash included decreases in amount due from affiliates and increases in accounts payable, accrued operating expenses and other payables and amount due to affiliates.
Cash Flows From Investing Activities
     In the three months ended March 31, 2006, cash used in investing activities was $169.1 million compared to $44.8 million in the three months ended March 31, 2005. The primary usage of cash in investing activities was related to the acquisition of property and equipment, net of changes in payables related to property, plant and equipment purchases, of $141.6 million in the three months ended March 31, 2006 and $44.6 million during the same period in 2005. We experienced an increase in capital expenditure in the three months ended March 31, 2006 as we are expanding our assets across the various geographic operating locations based on the expected business growth and certain long term strategic investments. In the three months ended March 31, 2006 and

2005, we acquired $2.1 million and $0.6 million, respectively, of software, licenses and other intangible assets. In the three months ended March 31, 2006 and 2005, we invested in marketable securities which amounted to $33.2 million and $6.7 million, respectively, and received proceeds from the sale or maturity of our marketable securities of $6.1 million and $6.5 million, respectively.
Cash Flows From Financing Activities
     In the three months ended March 31, 2006, cash used in financing activities was $3.7 million compared to $71.6 million in the three months ended March 31, 2005. In the three months ended March 31, 2006, $9.5 million was borrowed and $14.8 million was repaid on our borrowings and debts compared to $102.6 million and $8.3 million, respectively, for the same period in 2005. In the three months ended March 31, 2005, we repurchased $26.1 million and redeemed $125.9 million aggregate principal of our 1.75% convertible notes due 2007 at an aggregate consideration of $167.3 million. In addition, $1.7 million and $2.2 million of capital lease payments were made in the three months ended March 31, 2006 and 2005, respectively. In the three months ended March 31, 2006 and 2005, $5.7 million and $3.5 million, respectively, was provided by the issuance of new shares through the employee share option scheme and the employee share purchase plan.